UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On November 14, 2024, REE Automotive Ltd. (the “Company”) issued a press release announcing (i) the departure of Yaron Zaltsman as Chief Financial Officer of the Company, (ii) the appointment of Hai Aviv as Chief Financial Officer of the Company and (iii) the appointment of Rajesh Goel to the board of directors of the Company. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

The first, second and third paragraphs and the sections titled “Caution About Forward-Looking Statements” in the press release attached as Exhibit 99.1 shall be deemed to be filed with the SEC and incorporated by reference into the Company’s registration statements, including its registration statements on  Form S-8 (File Nos. 333-282346, 333-261130, File No. 333-272145 and File No. 333-278319) and registration statements on Form F-3 (File Nos. 333-266902 and 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of REE Automotive Ltd., dated November 14, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: November 14, 2024

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